Exhibit 99.1

Press release

WiLAN and Nokia Networks Sign License Agreement

OTTAWA, Canada – July 7, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that WiLAN and Nokia Networks have signed a patent license agreement pursuant to which Nokia Networks receives a multi-year license to a broad portfolio of wireless patents used in a range of wireless infrastructure products offered by Nokia Networks.

WiLAN first signed a patent license agreement with Nokia Corporation in December 2006 related to WiLAN’s then current patent portfolio. The patents licensed under this new agreement with Nokia Networks include patents related to CDMA, WCDMA, GSM, HSPA and 4G/LTE technologies.

Under a separate patent acquisition agreement between the parties also announced today, WiLAN will acquire from Nokia Networks a portfolio of patents with worldwide coverage related to various current and future wireless handset and infrastructure technologies. All other terms and conditions of the license and acquisition agreements are confidential.

"We are very pleased to have negotiated this license with Nokia Networks,” said Jim Skippen, President & CEO. "It underscores the value of the technologies that we have added to our portfolio of wireless patents.”

Skippen added, “Nokia has been at the forefront of the development and commercialization of wireless communication technology for decades. The acquired patents will add significant value to our wireless portfolio and we believe will aid in the signing of future licenses.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “multi-year license”, “will acquire”, “will add significant value”, “we believe will aid in the signing of future licenses” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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